Exhibit 2.2

EARNOUT AGREEMENT

This Earnout Agreement (this “Agreement”) is made as of the ___ day of __________, 2005, by and among the Sellers, Heritage Partners Management Company, LLP, a Delaware limited liability partnership, as the Representative (the “Representative”), and Brown Shoe Company, Inc., a New York corporation (the “Buyer”).

WHEREAS, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of March ___, 2005, Buyer purchased from Sellers (a) all of the outstanding equity interests of the Bennett Footwear Holdings, LLC, a Delaware limited liability company (the “Company”), except for the equity interests held by Bennett Investment Corporation, a Delaware corporation (“BIC”), and (b) all of the outstanding shares of capital stock of BIC, on the terms and conditions set forth in the Purchase Agreement; and

WHEREAS, pursuant to the Purchase Agreement, the parties agreed to enter into this Agreement as a condition to consummation of the transactions contemplated by the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1  Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a)  “Adjusted Operating Income” for a Fiscal Year shall mean the applicable Operating Income for such Fiscal Year, as may be adjusted in accordance with Sections 4.2, 4.6, 4.7, 4.8 or 4.9, as applicable.

(b)  “Arbitrator” shall mean a person who shall be a certified public accountant and partner at the Chicago, Illinois office of PricewaterhouseCoopers, LLP selected by agreement of Buyer and a Seller Majority.

(c)  “Brand Repositioning” shall mean a significant change in either (i) the primary channel of distribution (i.e., an expected or actual shift of more than 50% in the gross sales volume in the following twelve (12) month period from one tier of distribution, as reflected on Exhibit A, to another) or (ii) the retail price point range of a brand (i.e., the change in average suggested retail price point range must be greater than 33% in either direction), of a specified brand.

(d)  “Budget” shall mean the budget submitted to Buyer by the Company and used in the determination of the Earnings Targets.

(e)  “Company Accounting Entities” shall mean the Company, Bennett Footwear Group LLC, Bennett Footwear Acquisition LLC, Bennett Footwear Retail LLC and any successors thereto.

(f)  “Cost of Sales” shall mean the original purchase price of merchandise plus inbound freight cost, duties, inventory shrinkage, inventory markdown costs and inventory valuation charges.

(g)  “Earnings Target” shall mean, as the case may be, the FY 2005 Earnings Target, the FY 2006 Earnings Target or the FY 2007 Earnings Target, each as may be adjusted in accordance with the terms and conditions hereof.

(h)  “Earnout Payment” and “Earnout Payments” shall have the respective meanings set forth in Section 2.1 hereof.

(i)  “Earnout Calculations” shall have the meaning set forth in Section 2.7(a) hereof.

(j)  “Fiscal Year” shall mean, as the case may be, FY 2005, FY 2006 or FY 2007.

(k)  “First Cost Business” shall mean the business pursuant to which an importing customer purchases goods directly from an overseas seller and is then responsible for transporting the goods to the customer’s ultimate destination and for clearing the goods through customs.

(l)  “First Cost Private Label Business” shall mean the First Cost Business related to labels owned or directly licensed by the retail customer.

(m)  “First Cost Private Label Earnings Target” shall mean such amounts for each Fiscal Year, consistent with the Budget and the Earnings Targets, as may be agreed to by Buyer and a Seller Majority prior to the execution hereof specifically relating to the First Cost Private Label Business; provided, that if the parties are unable to agree upon the First Cost Private Label Earnings Target for any Fiscal Year(s), then the parties shall appoint the Arbitrator to determine such First Cost Private Label Earnings Target(s), and the decision of the Arbitrator shall be binding and conclusive on all parties. The determination of the First Cost Private Label Earnings Target requires the segmentation of the gross profit and expenses specifically relating to the aforementioned division and the reallocation of corporate overhead to properly account for the estimated operating profit specifically relating to this division.

(n)  “First Cost Private Label Percentage” for any Fiscal Year shall mean the actual Operating Income from the private label portion of the First Cost Business for the applicable Fiscal Year, determined through application of the same methodology and accounting principles utilized by the parties or the Arbitrator, as the case may be, in determining the applicable First Cost Private Label Earnings Target, divided by the First Cost Private Label Earnings Target for such Fiscal Year, expressed as a percentage.

(o)  “FY 2005” shall mean the fiscal year beginning January 30, 2005 and ending January 28, 2006.

(p)  “FY 2005 Earnings Target” shall initially mean $32,300,000, subject to adjustment as provided herein.

(q)  “FY 2006” shall mean the fiscal year beginning January 29, 2006 and ending February 3, 2007.

(r)  “FY 2006 Earnings Target” shall initially mean $36,309,041, subject to adjustment as provided herein.

(s)  “FY 2007” shall mean the fiscal year beginning February 4, 2007 and ending February 2, 2008.

(t)  “FY 2007 Earnings Target” shall initially mean $39,766,707, subject to adjustment as provided herein.

(u)  “GAAP” shall mean generally accepted accounting principles in the United States as in effect as of the date hereof, consistently applied by Buyer.

(v)  “Income Taxes” shall mean all Federal, state and local income taxes.

(w)  “Interest Expense” shall mean all interest costs paid or accrued as a liability determined in accordance with GAAP.

(x)  “Interest Income” shall mean all interest income received or recorded as a receivable determined in accordance with GAAP.

(y)  “LLC Agreement” shall mean the limited liability company agreement of the Company in effect at the Effective Time.

(z)  “National Advertising Costs” shall mean direct to consumer media (such as magazine, newspaper, radio, TV, and billboards media) costs, and related media development and agency creative costs, but shall exclude the costs of co-op advertising with customers in local publications, promotional materials, point of sale materials, trade advertising, packaging, fixturing with customers, display materials and shoe show costs and displays, all calculated separately for the Company Accounting Entities.

(aa)  “Net Sales” shall mean gross sales, license, sublicense and sublease (to the extent not treated as a reduction of rent expense) revenue and revenues of the First Cost Business, net of returns, discounts, allowances and co-op advertising, and shall not include sales taxes, all as determined under GAAP. Net Sales shall include wholesale sales to all stores operated under the brand names of, and all leased shoe departments operated by, the Company and its Subsidiaries, including such stores and leased shoe departments opened after the date hereof, at wholesale cost of the product plus 10%. Net Sales shall exclude retail sales of all such stores and leased shoe departments.

(bb)  “Operating Income” for a Fiscal Year shall mean Net Sales less Cost of Sales and Selling & Administrative Expenses, and shall specifically exclude Interest Income and Interest Expense, other non-operating income or expense items, Income Taxes, amortization of intangible assets, Cost of Sales and expenses of retail stores and leased shoe departments.

(cc)  “Ordinary Course of Business” shall mean Ordinary Course of Business, as defined in the Purchase Agreement, for the Company Accounting Entities prior to the Effective Time.

(dd)  “Seller Majority” shall mean any two of BICO, Heritage and Pentland.

(ee)  “Selling and Administrative Expenses” shall mean all expenses other than Cost of Sales, Interest Expense, expense for Income Taxes, non-operating expenses and amortization of intangible assets as determined in accordance with GAAP.

(ff)  “Targeted National Advertising Costs” shall mean $1,766,250 for FY 2005, $2,350,000 for FY 2006 and $2,485,000 for FY 2007.

(gg)  “Three-Year Period” shall mean the FY 2005, FY 2006 and FY 2007.

1.2  Certain Matters of Construction. In addition to the definitions referred to or set forth in Section 1.1:

(a)  All capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to them in the Purchase Agreement.

(b)  The words “party” and “parties” shall refer to each of the Sellers and Buyer.

(c)  Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine, or neuter gender shall include each other gender.

(d)  Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP in effect as of the date hereof, consistently applied by Buyer.

(e)  The word “including” shall mean including without limitation.

ARTICLE 2
EARNOUT PAYMENTS

2.1  Earnout Payments. Buyer will pay the Sellers up to Twenty Five Million Dollars ($25,000,000) with respect to FY 2005, up to Ten Million Dollars ($10,000,000) with respect to FY 2006 and up to Seven Million Five Hundred Thousand Dollars ($7,500,000) with respect to FY 2007 (individually, an “Earnout Payment,” and collectively, the “Earnout Payments”), in each case, subject to the review and dispute procedures set forth in Section 2.7, based on the achievement of the performance targets for the applicable periods specified below.

2.2  FY 2005 Earnout Payment.

(a)  If, for FY 2005, Adjusted Operating Income is less than 90% of the FY 2005 Earnings Target, then no Earnout Payment will be earned with respect to FY 2005.

(b)  If, for FY 2005, Adjusted Operating Income is equal to or greater than 90% of the FY 2005 Earnings Target but less than 100% of the FY 2005 Earnings Target, then an Earnout Payment in the following total amount will be earned with respect to FY 2005: (i) $12,500,000 plus (ii) $12,500,000 multiplied by a fraction (A) the numerator of which shall be (1) the Adjusted Operating Income for FY 2005 minus (2) the product of (x) the FY 2005 Earnings Target multiplied by (y) 0.9 and (B) the denominator of which shall be the FY 2005 Earnings Target multiplied by 0.1.

(c)  If, for FY 2005, Adjusted Operating Income is greater than or equal to 100% of the FY 2005 Earnings Target, then an Earnout Payment in the total amount of $25,000,000 will be earned with respect to FY 2005.

2.3  FY 2006 Earnout Payment.

(a)  If, for FY 2006, Adjusted Operating Income is less than 90% of the FY 2006 Earnings Target, then no Earnout Payment will be earned with respect to FY 2006.

(b)  If, for FY 2006, Adjusted Operating Income is equal to or greater than 90% of the FY 2006 Earnings Target but less than 100% of the FY 2006 Earnings Target, then an Earnout Payment in the following total amount will be earned with respect to FY 2006: (i) $5,000,000 plus (ii) $5,000,000 multiplied by a fraction (A) the numerator of which shall be (1) the Adjusted Operating Income for FY 2006 minus (2) the product of (x) the FY 2006 Earnings Target multiplied by (y) 0.9 and (B) the denominator of which shall be the FY 2006 Earnings Target multiplied by 0.1.

(c)  If, for FY 2006, Adjusted Operating Income is greater than or equal to 100% of the FY 2006 Earnings Target, then an Earnout Payment in the total amount of $10,000,000 will be earned with respect to FY 2006.

2.4  FY 2007 Earnout Payment.

(a)  If, for FY 2007, Adjusted Operating Income is less than 90% of the FY 2007 Earnings Target, then no Earnout Payment will be earned with respect to FY 2007.

(b)  If, for FY 2007, Adjusted Operating Income is equal to or greater than 90% of the FY 2007 Earnings Target but less than 100% of the FY 2007 Earnings Target, then an Earnout Payment in the following total amount will be earned with respect to FY 2007: (i) $3,750,000 plus (ii) $3,750,000 multiplied by a fraction (A) the numerator of which shall be (1) the Adjusted Operating Income for FY 2007 minus (2) the product of (x) the FY 2007 Earnings Target multiplied by (y) 0.9 and (B) the denominator of which shall be the FY 2007 Earnings Target multiplied by 0.1.

(c)  If, for FY 2007, Adjusted Operating Income is greater than or equal to 100% of the FY 2007 Earnings Target, then an Earnout Payment in the total amount of $7,500,000 will be earned with respect to FY 2007.

2.5  Reduction in Earnout Payments. The Earnout Payment for each Fiscal Year shall be reduced by an amount equal to the amount, if any, described in clause (xi) of Section 4.9 for such Fiscal Year; provided that to the extent the maximum Earnout Payment would have been achieved for any year without adding back to Operating Income amounts described in such clause, such amounts will not reduce the Earnout Payment for such year.

2.6  Separate Determinations of Earnout Payments. The parties acknowledge that the Earnout Payments provided for in this Agreement shall be determined in two parts: (a) 14.3791% of the maximum Earnout Payment for each Fiscal Year shall be for the benefit of Pentland, and (b) 85.6209% of the maximum Earnout Payment for each Fiscal Year shall be for the benefit of the Sellers other than Pentland. For purposes of Sections 2.7 and 4.4(d), (e), (f) and (h), and the separate determinations provided for in the preceding sentence, (i) the term “Representative” shall mean (A) Pentland, for purposes of determining any Earnout Payment to be made to Pentland, and (B) the Representative, for purposes of determining any Earnout Payment to be made to the Sellers other than Pentland, and (ii) references to the “Sellers” shall mean (A) Pentland, for purposes of determining any Earnout Payment to be made to Pentland, and (B) the other Sellers, for purposes of determining any Earnout Payment to be made to the Sellers other than Pentland. Buyer agrees to conduct the process of determining the Earnout Payments, and any adjustments, consents and calculations referred to in the Sections referenced in the preceding sentence, separately for Pentland and the other Sellers in order to effectuate the purposes of this Section. The parties acknowledge that: (i) due to adjustments made in accordance with the terms hereof, Earnings Targets may vary, both from the initial amounts set forth in Section 1.1 and as between the Sellers (other than Pentland), on the one hand, and Pentland, on the other hand; and (ii) due to the separate calculation of Earnout Payments provided for herein, the determination of Operating Income may differ as between the Sellers (other than Pentland), on the one hand, and Pentland, on the other hand; and, therefore, that actual Earnout Payments may be made to the Sellers (other than Pentland) and Pentland, respectively, in a ratio other than 85.6209% : 14.3791%. Notwithstanding the separate determinations of the Earnout Payments or the adjustments to Earnings Targets and Operating Income provided for herein, in no event shall the Earnout Payment (taking into account all amounts paid to the Sellers, including Pentland) for any Fiscal Year exceed, in the aggregate, the amount set forth in Section 2.1 with respect to each such Fiscal Year.

2.7  Review and Dispute Procedures.

(a)  Within sixty (60) days of the end of each Fiscal Year, Buyer shall deliver to the Representative in writing its calculation of Adjusted Operating Income for such Fiscal Year and the amount of the Earnout Payment resulting therefrom (collectively, the “Earnout Calculations”), together with all supporting documentation necessary for a review of such Earnout Calculations. The Representative and its accountants and representatives shall at all reasonable times (and upon reasonable notice) be given full access to (and shall be allowed to make copies of) such books and records as may be reasonably necessary to confirm the preparation of the Earnout Calculations.

(b)  If the Representative disputes any of the Earnout Calculations as delivered by Buyer, the Representative shall so notify Buyer in writing (“Notice of Dispute”) not more than 30 days after the date the Representative receives the Earnout Calculations and supporting documentation, specifying in reasonable detail any points of disagreement. If the Representative fails to deliver a Notice of Dispute within such 30-day period, the Representative shall be deemed to have accepted the Earnout Calculations. Upon receipt of the Notice of Dispute, Buyer shall promptly consult with the Representative with respect to such points of disagreement in an effort to resolve the dispute. If any such dispute cannot be resolved by Buyer and the Representative within twenty (20) business days after Buyer receives the Notice of Dispute, they shall refer the dispute to the Arbitrator to finally determine, as soon as practicable, and in any event within thirty (30) days after such reference, all points of disagreement with respect to the Earnout Calculations. For purposes of such arbitration, each of Buyer and the Representative shall submit a proposed calculation of Adjusted Operating Income for the applicable Fiscal Year and the amount of the Earnout Payment resulting therefrom. The Arbitrator shall apply the accounting and other principles set forth in this Agreement and shall otherwise conduct the arbitration under such procedures as Buyer and the Representative may agree or, failing such agreement, under the Commercial Arbitration Rules of the American Arbitration Association. The fees, costs and expenses of the arbitration and of the Arbitrator incurred in connection with the arbitration of the Earnout Calculations will be borne by the party whose positions generally did not prevail in such determination, or if the Arbitrator determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne 50% by the Sellers, as applicable, and 50% by Buyer; provided, that such fees, costs and expenses shall not include, so long as a party complies with the procedures of this Section 2.7, the other party’s outside counsel, accounting or other fees. All determinations by the Arbitrator shall be final, conclusive and binding with respect to the Earnout Calculations and the allocation of arbitration fees and expenses.

(c)  Each Seller acknowledges that receipt of the Earnout Calculations for any Fiscal Year, together with any supporting documentation, to the extent not already disclosed to the public, may constitute receipt of confidential and/or material, non-public information (the “Confidential Information”) concerning Buyer. Each Seller severally, and not jointly, agrees that it (i) will hold the Confidential Information in confidence, (ii) will not use the Confidential Information other than for the purposes set forth herein, and (iii) will disclose the Confidential Information only to its officers, directors, employees, accountants, counsel, financial advisors or other representatives with a specific need to know the Confidential Information. Each Seller severally, and not jointly, agrees that it will not disclose, publish or otherwise reveal any of the Confidential Information received from Buyer to any other party whatsoever except with the specific prior written authorization of Buyer. In addition, each Seller severally, and not jointly, acknowledges that it is prohibited from (i) purchasing or selling securities of Buyer until such Confidential Information (or financial information of Buyer covering the relevant time period to which the Confidential Information relates) is disclosed to the public and (ii) communicating such Confidential Information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of Buyer until such Confidential Information (or financial information of Buyer covering the relevant time period to which the Confidential Information relates) is disclosed to the public.

ARTICLE 3
PAYMENT PROCEDURES

3.1  Earnout Payments.

(a)  Simultaneously with the delivery of the Earnout Calculation by Buyer to (i) the Representative, on behalf of the Sellers (other than Pentland), and (ii) Pentland for each Fiscal Year, Buyer will pay, by wire transfer to one or more accounts designated by (i) the Representative, with respect to the Sellers (other than Pentland), and (ii) Pentland, as applicable, the amount of the Earnout Payment shown on such Earnout Calculation for such Fiscal Year. In addition, within ten (10) days following the final and binding determination of any Earnout Payment pursuant to this Agreement, if the amount paid under the preceding sentence for a Fiscal Year is less than the Earnout Payment earned for such Fiscal Year, Buyer shall pay, by wire transfer to one or more accounts designated by (i) the Representative, with respect to the Sellers other than Pentland, and (ii) Pentland, as applicable, an amount equal to the shortfall, together with interest thereon from the date of delivery of the Earnout Calculation with respect to such Fiscal Year at the rate specified in Section 1.6(d) of the Purchase Agreement. Alternatively, if the amount paid under the first sentence of this Section 3.1 for a Fiscal Year is more than the Earnout Payment earned for such Fiscal Year, the Sellers, as applicable, shall pay, by wire transfer to one or more accounts designated by Buyer, an amount equal to the overpayment, together with interest thereon from the date of delivery of the Earnout Calculation with respect to such Fiscal Year at the rate specified in Section 1.6(d) of the Purchase Agreement.

(b)  All amounts paid to the Representative under this Section, net of any third party, out-of-pocket costs incurred by the Representative in connection with the determination of the Earnout Payment, shall be distributed by the Representative to the Sellers (other than Pentland) in accordance with, and in the order of priority established by, Section 5.2 of the LLC Agreement (disregarding any Units held by Pentland).

3.2  Payment into Escrow.

(a)  Buyer shall have the right to deliver all or a portion of any Earnout Payment then due and payable to the Sellers (other than Pentland) to the Escrow Agent, to be held under the Seller Escrow Agreement, in the following circumstances: (i) the amount delivered does not exceed the amount of bona fide claims made by the Buyer Indemnified Persons against the Sellers (other than Pentland) under Article X of the Purchase Agreement for which there are then insufficient funds held under the Seller Escrow Agreement, (ii) the indemnification claims as to which a portion of the Earnout Payment is being delivered to the Escrow Agent are of a kind that may be paid from funds held under the Seller Escrow Agreement in accordance with its terms and (iii) the portion of the Earnout Payment delivered to the Escrow Agent in respect of a Seller (other than Pentland) relates to indemnification claims for which that Seller may then be liable under the terms of the Purchase Agreement. Any additional funds delivered to the Escrow Agent in accordance with Section 10.1(f) of the Purchase Agreement and this Section 3.2 shall be accompanied by a notice containing an allocation of such funds among the Sellers (other than Pentland), and upon delivery to the Escrow Agent shall be and become part of each named Seller’s Allocated Amount (as defined in the Seller Escrow Agreement) in the amount(s) specified in such notice.

(b)  Buyer shall have the right to deliver all or a portion of any Earnout Payment then due and payable to Pentland to the Escrow Agent, to be held under the Pentland Escrow Agreement, in the following circumstances: (i) the amount delivered does not exceed the amount of bona fide claims made by the Buyer Indemnified Persons against Pentland under Article X of the Purchase Agreement for which there are then insufficient funds held under the Pentland Escrow Agreement, (ii) the indemnification claims as to which a portion of the Earnout Payment is being delivered to the Escrow Agent are of a kind that may be paid from funds held under the Pentland Escrow Agreement in accordance with its terms and (iii) the portion of the Earnout Payment delivered to the Escrow Agent relates to indemnification claims for which Pentland may then be liable under the terms of the Purchase Agreement.

Except as set forth in this Section, Buyer shall have no right of set off against any Earnout Payment.

3.3  Tax Treatment. Any payment of an Earnout Payment shall be treated as an adjustment to the Purchase Price for tax purposes.

ARTICLE 4
OPERATING AND ACCOUNTING PROCEDURES

4.1  Generally. The parties agree that the guidelines and rules set forth in this Article 4 shall be used in calculating the Adjusted Operating Income and the Earnout Payments and conducting the business of the Company until the end of FY 2007. Buyer shall use its commercially reasonable efforts to allow the Company the opportunity to achieve the Earnings Targets contemplated by this Agreement. For the purposes of this Article 4, unless the context requires otherwise, references to “the Company” shall include the Company Accounting Entities.

4.2  Accounting Standards. Unless otherwise agreed to in writing by the parties, all financial statements of the Company for all times from and after the Closing shall be prepared in accordance with GAAP. All matters relating to the calculation of Adjusted Operating Income, any component thereof, any Earnout Payment and all other amounts required to be calculated in this Agreement, shall be determined in accordance with generally accepted accounting principles in the United States as in effect as of the date hereof as consistently applied by the Company prior to the Effective Time (and prior to the preparation of the Required Financial Statements pursuant to Section 6.5 of the Purchase Agreement, and excluding any requirements under SEC rules and regulations), all accounting terms used herein or otherwise shall be defined and interpreted in a manner that is consistent with the foregoing, and no adjustment shall be made as a result of the transactions contemplated by the Purchase Agreement, including without limitation any write-up of assets resulting from the application of purchase accounting. Accordingly, Operating Income shall be adjusted to exclude the impact of the changes to the Company’s accounting policies after the Effective Time, but only to the extent that any such change is specifically attributable to the application of Buyer’s accounting policies as compared to the Company’s accounting policies.

4.3  Internal Control. The Company shall be subject to a system of internal accounting controls consistent with the system of internal accounting controls applicable to Buyer from time to time.

4.4  Management of Company. Following the Closing, except as otherwise set forth in this Agreement, including in the following provisions of this Section 4.4, the Company will be subject to all generally applicable policies, procedures, and requirements applicable to Buyer’s operating divisions, in effect from time to time. During the period from the Effective Time until the end of FY 2007 (or as otherwise set forth herein), Buyer covenants and agrees as follows:

(a)  Until January 28, 2006, the day-to-day business, activities and affairs of the Company shall be managed primarily by Gregg Ribatt and Bruce Ginsberg, as long as they are employed by Buyer or the Company, and their employment shall not be terminated by Buyer except for cause, as defined in their respective severance agreements; provided that, so long as Gregg Ribatt and/or Bruce Ginsberg are primarily managing the day-to-day business, activities and affairs of the Company, they will keep Buyer's senior management reasonably informed of any significant business developments in accordance with normal reporting practices.

(b)  Buyer shall not interfere materially in the continued operation of the Company in the Ordinary Course of Business, except (i) as specifically contemplated by this Section or (ii) for other legitimate business objectives of Buyer that do not materially adversely affect the prospects for achieving the maximum Earnout Payments. Notwithstanding the foregoing, the Parties agree that the following activities do not materially interfere in the continued operation of the Company in the Ordinary Course of Business: (i) causing the Company to operate in compliance with all applicable laws, rules and regulations, Buyer’s code of business conduct as applied across its businesses and Buyer’s factory code of conduct and (ii) based on Buyer’s commercially reasonable judgment, changing the sourcing structure of the Company’s business or the use of overseas agents by the Company. Further, the Parties acknowledge and agree that Buyer has not interfered with the operation of the Company in any manner unless it requires that a specific action be taken or not taken.

(c)  Until January 28, 2006, Buyer shall not transfer any person who is a Covered Employee (as defined in the Purchase Agreement) out of the Company or assign such person any material responsibilities other than for the Company, except with the consent of Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority. Thereafter, Buyer shall not transfer any person who is a Covered Employee without making good faith efforts to find a suitable replacement prior to such transfer (if such efforts are requested by Gregg Ribatt or Bruce Ginsberg), unless, in the case of employees primarily engaged in lines of business other than Franco Sarto and Via Spiga, Buyer does not believe in its commercially reasonable judgment that such replacement is necessary.

(d)  In the event that Buyer permits or causes the Company to make any investment (other than in the Ordinary Course of Business ), acquisition of a business or product line or strategic initiative that was not contemplated in the Budget, the Operating Income for each of the Fiscal Years affected by such transaction will be adjusted to exclude the financial impact of any such transaction. Buyer will negotiate in good faith with Representative regarding any adjustments to the Earnings Targets and Operating Income for each of the Fiscal Years affected by such transaction. If thirty (30) days have passed since the Buyer and Representative began negotiations to determine what adjustments, if any, should be made to the Earnings Targets and Operating Income and Buyer and Representative are still unable to resolve their differences, then Buyer and Representative shall appoint the Arbitrator to determine such adjustments, and the decision of the Arbitrator shall be binding and conclusive on all parties.

(e)  Buyer shall not cause or permit the Company, directly or indirectly, to sell, cause the loss of or otherwise dispose of the Franco Sarto business of the Company or any material portion thereof, including, without limitation, the License Agreement dated as of February 13, 1998 by and between Fashion Shoe Licensing LLC and the Company, as amended through the Effective Time. Until January 28, 2006, Buyer shall not cause or permit the Company, directly or indirectly, to sell, cause the loss of or otherwise dispose of the Via Spiga business of the Company or any material portion thereof. In the event that Buyer permits or causes the Company to discontinue any line of business currently existing or dispose of any material assets or licenses (other than those addressed in the two preceding sentences), other than in the Ordinary Course of Business or with the consent of either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority, Buyer will negotiate in good faith with Representative regarding any adjustments to the Earnings Targets and Operating Income for each of the Fiscal Years affected by such discontinuance or disposition. If thirty (30) days have passed since the Buyer and Representative began negotiations to determine what adjustments, if any, should be made to the Earnings Targets and Operating Income and Buyer and Representative are still unable to resolve their differences, then Buyer and Representative shall appoint Arbitrator to determine such adjustments, and the decision of the Arbitrator shall be binding and conclusive on all parties.

(f)  In the event that Buyer permits or causes the Company to enter into any material transaction or activity between Buyer or its Affiliates, on the one hand, and the Company, on the other hand, except in the Ordinary Course of Business or with the consent of either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, the a Seller Majority, the Operating Income for each of the Fiscal Years affected by such transaction or activity will be adjusted to exclude the financial impact of any such transaction or activity. If thirty (30) days have passed since the Buyer and Representative began negotiations to determine what adjustments, if any, should be made to the Earnings Targets and Operating Income and Buyer and Representative are still unable to resolve their differences, then Buyer and Representative shall appoint Arbitrator to determine such adjustments, and the decision of the Arbitrator shall be binding and conclusive on all parties.

(g)  Buyer shall not permit or cause the Company to dissolve, wind up, liquidate, merge or consolidate, unless Buyer agrees to keep books and records of the business of the Company that allow the parties to calculate the Earnout Calculations and provide the supporting documentation used in the preparation, or necessary for a review of, such Earnout Calculations to substantially the same degree as currently available. In the event of any such dissolution or other action, references to the Company in this Agreement will mean the business currently operated by the Company.

(h)  Buyer shall not permit or cause any Brand Repositioning with respect to the Via Spiga or Franco Sarto brands prior to January 28, 2006. Thereafter, Buyer shall not permit or cause any Brand Repositioning with respect to the Franco Sarto brand without the consent of either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority. In the event that Buyer permits or causes any Brand Repositioning with respect to the Via Spiga brand following January 28, 2006, other than with the consent of either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority, Buyer will negotiate in good faith with Representative regarding any adjustments to the Earnings Targets and Operating Income for each of the Fiscal Years affected by such Brand Repositioning. If thirty (30) days have passed since the Buyer and Representative began negotiations to determine what adjustments, if any, should be made to the Earnings Targets and Operating Income and Buyer and Representative are still unable to resolve their differences, then Buyer and Representative shall appoint Arbitrator to determine such adjustments, and the decision of the Arbitrator shall be binding and conclusive on all parties.

(i)  With respect to sales of products to Buyer and its Affiliates, the Company shall receive credit for the same gross margin rates as are currently in effect for such sales, provided that the foregoing provision shall not apply to stores operated using the brand names of the Company and its Subsidiaries.

(j)  Buyer shall ensure that the Company has adequate capital and cash to meet its expenses, in amounts substantially in accordance with the Budget, subject to reasonable adjustment to reflect the actual performance of the Company’s businesses, unless a lesser amount is requested by the person(s) specified in clause (a) above who are then managing the Company.

(k)  Buyer shall not relocate the Company’s headquarters to any location that is more than fifty (50) miles from its current location in Needham, Massachusetts without the consent of either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority.

In the event of a breach by Buyer of Subsection (a), the first sentence of Subsection (c), the second sentence of Subsection (e) or the first sentence of Subsection (h), the maximum Earnout Payment for FY 2005 shall be deemed to have been earned and shall be due and payable to Sellers. In the event of a breach by Buyer of the first sentence of Subsection (e) the maximum Earnout Payment for the year in which the breach occurred and for each subsequent year shall be deemed to have been earned and shall be due and payable to Sellers. In the case of any breach by Buyer other than as identified in the previous two sentences, Sellers may seek damages for breach of this Section and any other provision of this Agreement, but shall be required to prove their damages for such breach and shall not be entitled to the maximum Earnout Payment, as a liquidated damage or otherwise, absent proof of damages in such amount.

For purposes of Subsections (c), (e), (f), (h) and (k) above and Section 4.8 hereof, the parties acknowledge and agree that all determinations made, consents given and similar actions taken or not taken by Gregg Ribatt and/or Bruce Ginsberg are in their capacities as Sellers, and they shall look solely to the interests of the Sellers in all such cases. In addition, the parties to this Agreement acknowledge and agree that neither Gregg Ribatt nor Bruce Ginsberg will have any liability to any party to this Agreement pursuant to this Agreement relating to the achievement of the Earnout Payments (or the failure to achieve any Earnout Payments), so long as each of Gregg Ribatt and Bruce Ginsberg, respectively, act in good faith. Without limiting the foregoing, nothing in this Agreement shall in any way limit the right of Gregg Ribatt and Bruce Ginsberg to act in the interests of the Sellers or Buyer (other than as set forth in the first sentence of this paragraph) with respect to this Agreement; provided, however, that nothing in this Agreement shall relieve Gregg Ribatt or Bruce Ginsberg from any duty they may have to Buyer or any of its subsidiaries, apart from this Agreement, the Purchase Agreement and the Escrow Agreement, as employees of Buyer or any of its subsidiaries or otherwise.

4.5  Changes in GAAP. The parties agree that any changes in GAAP accounting rules from and after the date hereof shall not affect the calculation of any Earnout Payment. The parties shall use the GAAP rules, regulations and standards in effect as of the date hereof as a basis for calculation of all Earnout Payments.

4.6  Nickels Soft Brand Repositioning. If the event of a Brand Repositioning with respect to the Nickels Soft brand during the Three-Year Period, the Operating Income for each of the Fiscal Years following such event shall be adjusted, effective from the first day of the first month following such Brand Repositioning, to add back any negative variance, or to eliminate any positive variance, in the results for the Nickels Soft brand from those included in the applicable Earnings Target .

4.7  First Cost Business.

(a)  Until January 28, 2006, the Company shall operate its First Cost Private Label Business in a manner consistent with the manner in which it is currently operated, meaning that the Company shall be responsible for (x) designing product for first-cost sales consistent with its current practices, (y) maintaining a sales force, and (z) continuing to call on its current first-cost customers. The Company and Buyer agree that they will work on a coordinated basis in contacting customers and maintaining customer relationships. Notwithstanding the foregoing, the Company and Buyer are not precluded from changing the sourcing structure of the First Cost Private Label Business or the use of overseas agents by the Company. The Buyer shall credit the Company with the all earnings, without duplication, on sales of the First Cost Business of the Company irrespective of which sourcing entity of Buyer is used to oversee the manufacturing of the products.

(b)  If the Buyer first chooses to consolidate the Buyer’s and Company’s First Cost Private Label Businesses during FY 2006, an amount equal to the First Cost Private Label Percentage for FY 2005 multiplied by the First Cost Private Label Earnings Target for FY 2006 Budget will be deemed to be the Operating Income from the First Cost Private Label Business for FY 2006 and an amount equal to the First Cost Private Label Percentage for FY 2005 multiplied by the First Cost Private Label Earnings Target for FY 2007 will be deemed to be the Operating Income from the First Cost Private Label Business for FY 2007.

(c)  If the Buyer first chooses to consolidate the Buyer’s and Company’s First Cost Private Label Businesses during FY 2007, an amount equal to the First Cost Private Label Percentage for FY 2006 multiplied by the First Cost Private Label Earnings Target for FY 2007 will be deemed to be the Operating Income from the First Cost Private Label Business for FY 2007.

4.8  National Advertising Costs. Throughout the Three-Year Period, National Advertising Costs may not exceed Targeted National Advertising Costs, without the prior written approval of Buyer and either Gregg Ribatt or Bruce Ginsberg (so long as the person giving consent is still primarily engaged in managing the Company), or if neither is so engaged, a Seller Majority. If, during the Three-Year Period, National Advertising Costs for any Fiscal Year exceed Targeted National Advertising Costs for such Fiscal Year, Operating Income for such Fiscal Year shall be adjusted to exclude the amount by which National Advertising Costs exceed Targeted National Advertising Costs.

4.9  Other Adjustments to Operating Income. For any Fiscal Year, the following amounts, to the extent deducted or added, as applicable, in determining Operating Income, shall be added or deducted, as applicable, to Operating Income for the purpose of determining Adjusted Operating Income: (i) costs and expenses arising out of, relating to or incurred in connection with financing transactions, (ii) costs and expenses clearly related to the integration of the Company’s businesses with Buyer following the Effective Time, (iii) costs and expenses relating to the transactions contemplated by the Purchase Agreement, including severance payments pursuant to agreements entered into in connection with the Closing or under the severance plan contemplated by the Purchase Agreement, (iv) costs, expenses and revenues arising out of, relating to or incurred in connection with any investment, acquisition, business, product line or strategic initiative that was not contemplated in the Budget or undertaken in the Ordinary Course of Business, (v) non-cash compensation charges, if any, (vi) selling, general and administrative costs and expenses that are charged or allocated by Buyer to the extent such costs and expenses (A) are not directly attributable to the Company or (B) exceed the amounts reflected in the Budget for such costs and expenses as measured as a percent of sales, (vii) any increased costs incurred by the Company for insurance, over the costs of insurance maintained by the Company prior to the Effective Time, excluding any cost increases for such insurance not directly related to changes in coverage, limits or retentions required by Buyer, (viii) costs and expenses arising out of, relating to or incurred in connection with the preparation or audit of the Company’s or Buyer’s financial statements that exceed the amounts included in the Budget for such or similar services, (ix) any Loss for which Buyer could seek indemnification under Article X of the Purchase Agreement, without regard to the limitations set forth therein, (x) non-recurring costs and expenses imposed by Buyer and not contemplated in the Budget and (xi) (A) other non-recurring costs and expenses not covered by a prior clause of this Section 4.9 or contemplated in the Budget, except to the extent agreed to by a Seller Majority (provided that, the Parties agree that writedowns of inventory and accounts receivable shall not be deemed to be non-recurring), (B) costs and expenses relating to litigation, including any amounts paid as damages, and (C) the costs of determining the amount of the Earnout Payments.

4.10  Information. Buyer will furnish the following information to the Representative and Pentland:

(a)  Monthly Reports. As soon as available and in any event within 20 days after the end of each fiscal month of the Company, a consolidated balance sheet of the Company Accounting Entities as at the end of such period and the related consolidated statements of operations for such period and for the portion of the Company’s Fiscal Year ended on the last day of such month, in the form normally prepared for internal purposes by Buyer.

(b)  Quarterly Reports. As soon as available and in any event within 20 days after the end of each fiscal quarter of the Company, a consolidated balance sheet of the Company Accounting Entities as at the end of such period and the related consolidated statements of operations for such period and for the portion of the Company’s Fiscal Year ended on the last day of such quarter prepared in accordance with the Company’s accounting policies as contemplated by this Agreement adjusted to arrive at a calculation of Adjusted Operating Income.

(c)  Annual Reports. As soon as available and in any event within 60 days after the end of each Fiscal Year of the Company, a consolidated balance sheet of the Company Accounting Entities as at the end of such Fiscal Year and the related consolidated statements of operations for Fiscal Year prepared in accordance with the Company’s accounting policies as contemplated by this Agreement adjusted to arrive at a calculation of Adjusted Operating Income.

(d)  Other Information. Such other information relating to the Company as the Representative or Pentland may from time to time reasonably request.

4.11  Inspection. Buyer will permit the Representative and its advisors, on reasonable notice and during normal business hours, and in a manner not unduly disruptive to the operations of the Company and not to exceed two visits per Fiscal Year, to visit and inspect any of the properties of the Company, to examine its books, records and other materials relating thereto (and to make copies thereof and take extracts therefrom) and to discuss its affairs, finances and accounts with Buyer’s personnel with responsibility for the Company. For purposes of this Section, a single visit may include multiple days and inspections and discussions by multiple persons.

4.12  BICO Business Trust. Each BICO Owner agrees that, during the Three-Year Period, (a) he shall cause BICO to preserve intact its legal existence and (b) he shall not transfer any portion of his existing ownership interest in BICO, whether to another current BICO Owner or otherwise (except by the laws of descent or demise).

ARTICLE 5
MISCELLANEOUS

5.1  Representative. The appointment and removal of the Representative, as well as the authority of the Company and Buyer to rely on the consent and approval of the Representative, shall be governed by Section 1.8 of the Purchase Agreement. Any action taken by the Representative with respect to this Agreement shall bind and otherwise affect any rights and obligations of each Seller (other than Pentland) hereunder.

5.2  Entire Agreement; Waivers. This Agreement, together with the Purchase Agreement, the Seller Escrow Agreement and the Pentland Escrow Agreement, constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed (a) in the case of a waiver by Buyer, by Buyer, and (b) in the case of a waiver by the Sellers, by the Representative, and (c) in the case of a waiver by Pentland, by Pentland.

5.3  Amendment or Modification. The parties hereto may amend or modify this Agreement only by a written instrument executed by Buyer, BICO, Pentland and the Representative, and any such amendment or modification shall be enforceable against Buyer and all the Sellers.

5.4  Successors and Assigns. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of law or otherwise) by Buyer without the prior written consent of the Representative (which consent shall not be unreasonably withheld) or by any of the Sellers (except by the laws of descent or demise) without the prior written consent of Buyer (which consent shall not be unreasonably withheld).

5.5  Notices. Any notices or other communications required or permitted hereunder shall be deemed to have been properly given and delivered if delivered in accordance with Section 11.1 of the Purchase Agreement.

5.6  Third-Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any person, other than the parties, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

5.7  Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

5.8  Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of The Commonwealth of Massachusetts, without reference to its choice of law rules.

5.9  Consent to Jurisdiction. Each of the Sellers and Buyer irrevocably agree that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by a party hereto or its successors or assigns must be brought and determined in the courts of New York or the federal courts located in New York, and each of the Sellers and Buyer hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid court. Each of the Sellers and Buyer hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve process in accordance with this Section 5.10, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through judgment or otherwise), and (c) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Each party hereto waives all personal service of any and all process upon such party related to this Agreement and consents that all service of process upon such party shall be made by hand delivery, certified mail or confirmed telecopy directed to such party at the address specified in Section 5.6 hereof; and service made by certified mail shall be complete seven days after the same shall have been posted.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.

THIS CONTRACT CONTAINS BINDING ARBITRATION PROVISIONS WHICH MAY BE ENFORCED BY THE PARTIES.

BUYER:

BROWN SHOE COMPANY, INC.

By: ________________________________
Name:
Title:

REPRESENTATIVE:

HERITAGE PARTNERS
MANAGEMENT COMPANY, LLP

By: ________________________________
Name:
Title:

SELLERS:

HERITAGE FUND III, L.P.

By: HF Partners III, L.L.C.,
Its General Partner

By: ________________________________
Name:
Title:

HERITAGE FUND IIIA, L.P.

By: HF Partners III, L.L.C.,
Its General Partner

By: ________________________________
Name:
Title:

HERITAGE INVESTORS III, L.L.C.

By: ________________________________
Name:
Title:

BICO BUSINESS TRUST

By: ________________________________
Name:
Title:

PENTLAND U.S.A., INC.

By: ________________________________
Name:
Title:

____________________________________
Donna Siciliano

____________________________________
Michael Smith

BICO OWNERS:

____________________________________
Bruce Ginsberg

____________________________________
Hal Parton

____________________________________
Gregg Ribatt

Exhibit A

Tiers of Distribution (in descending order)

1. Designer (retail price point averages greater than $200.00)
2. Bridge (retail price point averages between $129.99 and $199.99)
3. Better (retail price point averages between $59.99 and $129.99)
4. Moderate (retail price point averages between $39.99 and $59.99)
5. Middle Tier (retail price point averages between $19.99 and $39.99)
6. Discount (retail price point averages between $9.99 and $19.99)